Exhibit 4.7

Third Amendment To Exploration and Option to Enter Joint Venture Agreement

This agreement (“Third Amendment Agreement”) is made and entered into by and among Pediment Gold LLC (“Pediment”) and Austin American Corporation (“Austin NV”), a wholly owned subsidiary of Austin Gold Corp. (“Austin BC”).

RECITALS:

A.WHEREAS Pediment, Austin BC and Austin NV are party to an Exploration and Option to Enter Joint Venture Agreement (the “Agreement”) dated July 7, 2020 on the Kelly Creek Project;

B.WHEREAS Pediment, Austin BC and Austin NV are party to an Amendment To the Exploration and Option to Enter Joint Venture Agreement (the “Amendment Agreement”) dated March 3, 2021 on the Kelly Creek Project;

C.WHEREAS Pediment, Austin BC and Austin NV are party to a Second Amendment To the Exploration and Option to Enter Joint Venture Agreement (the “Second Amendment Agreement”) dated May 3, 2023 on the Kelly Creek Project;

D.WHEREAS Pediment and Austin NV desire to amend certain terms of the Agreement;

E.NOW THEREFORE in consideration of the mutual covenants and promises herein contained, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

1.	Section 5 of the Agreement and Amendment Agreement and Second Amendment Agreement shall be deleted in its entirety and replaced with the following:

“5.Term. The term of this Agreement shall begin on the Effective Date and shall continue to and including June 30, 2027, and, if Austin NV completes its initial Earn-In Obligation, thereafter pursuant to the terms of this Agreement and amendments, unless otherwise terminated or extended as provided in this Agreement and amendments.”

2.	Section 6.1 of the Agreement and Amendment Agreement and Second Amendment Agreement shall be deleted in its entirety and replaced with the following:

“6.1Subject to Austin NV’s right (a) to accelerate performance of its Earn-In Obligation under this Agreement; (b) to terminate this Agreement as provided in Section 14; and (c) to extend the time for performance of its obligations as provided in Section 16, Austin NV agrees to incur Expenditures on or before the dates described in the following schedule (collectively the “Earn-In Obligation”).

Cumulative
Performance Date	Amount
June 30, 2027	$2,500,000

It is hereby acknowledged that Austin NV has already expended a total of US$923,757 in Expenditures towards its Earn-In Obligation. Until Austin NV completes the Earn-In Obligation, or the Additional Earn-In Obligation as described in Section 8.4, if applicable, Austin NV will fund and pay all costs and expenses incurred for Exploration and Development Work and all other costs and expenses incurred by Austin NV in respect of this Agreement.

If Austin NV terminates this Agreement before completing its Earn-In Obligation or if Austin NV does not complete its Earn-In Obligation on or before June 30, 2027, Austin NV shall have no right, title or interest in the Property.

Expenditures incurred by Austin NV during any period in excess of those prescribed for the period shall be credited in Austin NV’s favor against subsequent Expenditure obligations. If on or before June 30, 2027, Austin NV does not incur the Expenditures in the required amount on or before such date, Austin NV shall have the option and right, exercisable in Austin NV’s sole and exclusive discretion, to elect to pay to Pediment in cash an amount equal to the difference between the Expenditures actually incurred and the amount described above for the period (the “Differential Payment”). In such case, Austin NV shall be deemed to have incurred the Expenditures for the period for which Austin NV timely pays the Differential Payment. If requested by Pediment, Austin NV shall provide to Pediment, quarterly, a description of the Expenditures made by Austin NV, and Pediment shall have the right to audit and inspect Austin NV’s records relating to such Expenditures.”

3.	Clauses 8.4 and 8.4.1 of Section 8 of the Agreement and Amendment Agreement and Second Amendment Agreement shall be deleted in their entirety and replaced with the following:

“8.4Austin NV shall have the option and right to elect to increase its participating interest by an additional nineteen percent (19%) to a total of seventy percent (70%) by incurring and paying additional Expenditures in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Additional Earn-In” or the “Additional Earn-In Obligation”) at any time. If Austin NV elects to increase its participating interest in the Joint Venture to seventy percent (70%), the following provisions shall apply:”

“8.4.1Austin NV may complete the Additional Earn-In at any time. If Austin NV completes its Additional Earn-In, Pediment shall grant to Austin NV an additional nineteen percent (19%) participating interest to increase Austin NV’ s total participating interest to seventy percent (70%). In such case, for purposes of calculating dilution, Austin NV’s contribution shall be the sum of Five Million Dollars ($5,000,000). In such case, Pediment’s contribution shall be deemed to be the amount of Austin NV’s contribution multiplied by 30/70.”

4.	Clauses 14 and 14.1 of Section 14 of the Agreement and Amendment Agreement and Second Amendment Agreement shall be deleted in their entirety and replaced with the following:

“14.Termination by Austin NV. Austin NV may terminate this Agreement at any time. If Austin NV terminates this Agreement, except by its election to enter the Joint Venture as provided in Section 8, Austin NV shall perform the following obligations:”

“14.1Austin NV shall be responsible for any underlying property payments and the payment of the Federal annual mining claim maintenance fees which accrue or become due within sixty (60) days after Austin NV’s delivery of notice to Pediment, to ensure that without any action by Pediment the Property and the Underlying Agreements shall be in good standing on the date of termination. Austin NV is not required to pay for or expend any unexpended Expenditures, Earn-In Obligations or Exploration and Development Work that Austin NV has not incurred or expended.”

5.	Section 19. The notice to Pediment in the Agreement and Amendment Agreement and Second Amendment Agreement shall be changed to:
“If to Pediment:	Pediment Gold LLC
Mark Kolebaba: m.kolebaba@adamera.com”

6.	Add as Clause 10.1:

“10.1 Austin NV has the exclusive authority to decide which claims and leases it chooses to keep or drop within the Area of Interest for the Joint Venture. Austin NV will inform Pediment of its decision to drop any claims or leases within the Area of Interest by August 1st of each year, after which Pediment can choose to keep or terminate any claims or leases terminated by the Joint Venture for its own interests outside of the Joint Venture. Austin NV gave notice to Pediment on June 1, 2023 of which claims Austin NV was not going to maintain. Attached hereto and forming part of this Third Amendment Agreement is the notice letter of June 1, 2023 as Exhibit D.”

7.

Except as amended by this Third Amendment Agreement the Agreement, the Amendment Agreement and the Second Amendment Agreement remain effective and in good standing. All the other Sections and Clauses of the Agreement will remain in full force and effect.

This Third Amendment Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement. An e-mail, photocopy or scanned copy of this Agreement as executed by one or both parties shall be duly executed and binding upon the signing parties and shall be deemed to be delivered upon delivery by facsimile, e-mail, courier, mail or personal delivery.

If any part, term or provision of this Third Amendment Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any governmental regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Third Amendment Agreement did not contain the particular part, term or provision held to be invalid.

Signature page follows.

Executed effective on June 3, 2024.

Pediment Gold LLC

By	/s/ Darcy Higgs
Name	DARCY HIGGS
Title	MANAGER

Austin American Corporation

By	/s/ Dennis Higgs
Name	DENNIS HIGGS
Title	PRESIDENT

Exhibit D

Austin American Corporation

1021 West Hastings Street,

9th Floor

Vancouver, BC

V6E 0C3

June 1, 2023

Pediment Gold LLC

Via email:      alabelle@sterlinggreenlaw.com

Attention: Anne Labelle

Dear Anne:

This letter is to revise and supersede the letter sent yesterday (May 31, 2023) regarding the notice by Austin American Corporation (“Austin”) to Pediment Gold LLC (“Pediment”) to drop certain claims within the Area of Interest for the Joint Venture.

Austin hereby gives notice of its decision to drop all of the claims or leases north of the red line shown on the map attached hereto as Exhibit A. I expect to send lists of the claims to drop and keep in the next few days.

Thank you for allowing Austin Gold Corp. the opportunity to work with Pediment on this project.

Sincerely,

Dennis Higgs

President,

Austin American Corporation

Exhibit A

Map of Kelly Creek Claims

0
5
kilometers
Scale: 1:100,000
0
2
miles
Scale: 1:100,000
Railroad
Val Energy
BLM
15 parcels
Freeport
Christian
New NV
Valmy
Power Plant
Nv Gold
SPPCo
Drop all claims
north of this line
T35N, R43E
T35N, R42E
PVT
NV Energy Hot Pot and
Iron Point Solar Projects
Tomera
Harris
Lone Tree Mine
4.2 M oz produced
Interstate 80
25 Ranch
Marigold
PHP claims - drop?
HP claims - Metalla lease
KCB claims - Austin & NGE
Valmy
Historic Drill Holes
Austin Gold 2022 Drill Holes
BLM lands with unpatented
lode mining claims
controlled by Austin Gold
Private leased property
National Wetlands Inventory
Mariglold Mine - 3.9 M oz produced
3.4 M oz P&P reserves
Austin
GOLD CORP
Kelly Creek Project
Humboldt County, Nevada
Project Area
R.M. Hatch
May 2023